Filed Pursuant to Rule 424(b)(3)

Registration No. 333-170696

Supplement to Prospectus Supplement Dated January 1, 2013

Dated: April 23, 2013

STATE OF ISRAEL

JUBILEE FIXED RATE BONDS (SEVENTH SERIES)

Effective as of April 23, 2013, the aggregate principal amount of the Jubilee Fixed Rate Bonds (Seventh Series) offered under this prospectus has been increased to $1,495,000,000.

Assuming that we sell all of the bonds at the current offering price, we will receive $1,405,300,000 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which will not exceed $89,700,000 and before expenses estimated at $65,000.